               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 4)<F1>

                    Suburban Bancorporation, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           864348107
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 14, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 13 Pages

CUSIP No. 864348107
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             70,100*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             70,100*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  70,100*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.75%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                         Page 2 of 13 Pages

CUSIP No. 864348107
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             70,100*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             70,100*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  70,100*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.75%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                          Page 3 of 13 Pages

          This is Amendment No. 4 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Suburban Bancorporation, Inc., a Delaware Corporation ("Suburban"). This Amendment No. 4 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Suburban, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)."

          Prior to this Amendment No. 4 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 1 to the Statement on October 26, 1995 ("Amendment No. 1"), an Amendment No. 2 to the Statement on November 19, 1996 ("Amendment No. 2"), and an Amendment No. 3 to the Statement on December 18, 1996 ("Amendment No. 3"). Information contained in Amendments No. 1, 2 and 3 to the Statement which comprise a part of this Statement is identified below.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement as submitted for filing with the Securities and Exchange Commission ("SEC") on August 30, 1995, and is restated herein as required pursuant to Rule 13d-2(c).

         "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Suburban Bancorporation, Inc., a Delaware Corporation, ("Suburban") with its principal executive offices located at 10869 Montgomery Road, Cincinnati, Ohio 45242."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

         "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

         (b)  Residence:  11 Baldwin Farms North, Greenwich,
    Connecticut 06831.

         (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

         (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
    (excluding traffic or similar misdemeanors).
                               Page 4 of 13 Pages

         (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

         "Pursuant to a stock subscription for Common Stock of Suburban, Mr. and Mrs. Davis paid $350,000.00 for an aggregate of 35,000 shares of Common Stock. Mr. and Mrs. Davis also paid an aggregate of $840,027.50 for an aggregate of 49,500 shares of Common Stock owned by them. Additionally, Mr. Davis paid an aggregate of $139,500.00 for an aggregate of 8,000 shares of Common Stock owned by him. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

         "Mr. Davis and Mrs. Davis paid $188,375.00 for an aggregate of 11,000 shares of Common Stock owned by them, and Mr. Davis paid $84,255.00 for an aggregate of 5,000 shares of Common Stock owned by him. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."









                               Page 5 of 13 Pages

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraphs was disclosed in Item 4 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

              "Mr. and Mrs. Davis have acquired the shares of Common Stock for investment purposes only. In furtherance thereof, Mr. and Mrs. Davis now believe that their investment in the Common Stock would substantially appreciate in value through Suburban's participation in an acquisition transaction. In a letter dated August 4, 1995 to Suburban's Board of Directors, a copy of which is attached hereto as Exhibit No. 2, Mr. Davis conveys his belief that the currently strong mergers and acquisitions environment in the banking industry provides Suburban's management with a tremendous opportunity to realize a considerable increase in the value of Suburban's Common Stock through its acquisition by a larger financial institution.

              In his letter, Mr. Davis states his view that Suburban's Common Stock would substantially increase in value through its acquisition, and that its Board of Directors owe a fiduciary obligation to Suburban's shareholders to pursue such an opportunity, rather than focusing on traditional operations which cannot provide similar returns. Mr. Davis plans to engage in further communications and discussions with Suburban's management, Board of Directors and other shareholders regarding the matters discussed in his letter.

              Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
    Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          B. The information set forth in the following paragraph was disclosed in Item 4 pursuant to Amendment No. 2, and is restated herein pursuant to Rule 13d-2(c).

              "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares of Common Stock were acquired. Mr. and Mrs. Davis may make further dispositions of any or all of the shares of Common Stock held by them at

                      Page 6 of 13 Pages
    any time depending upon price and market conditions, evaluation of alternative investments, and other factors."

     C. The information set forth in the following paragraphs was disclosed in Item 4 pursuant to Amendment No. 3, and is restated herein pursuant to Rule 13d-2(c).

              "On December 12, 1996, Jerome Davis wrote to
    Suburban's President, Joseph F. Hutchinson to convey his strongly held belief that Suburban must consider a stock repurchase in view of the Common Stock's current bid price of only $15.00 per share, which is below its book value of $17.76 per share (financial statements as of 9/30/96). This buy-back opportunity is the result of and necessitated by Suburban's consistently poor financial performance. A copy of Mr. Davis' December 12, 1996 letter to Mr. Hutchinson is attached hereto as Exhibit No. 3.

              In his letter, Mr. Davis points out that the price of the Common Stock has declined from a high of $18.25 per share on May 17, 1995. However, the market for thrift stocks since then has reached historical highs. This decrease in the price of the Common Stock has resulted from
    Suburban's:

              - approximate quarterly earnings which do not exceed $0.20 (excluding the recent SAIF charge);

              - meager annualized ROE for the last six quarters of approximately 5%;

              - ratio of net interest income to G&A, after provision, of only 1.21 for the recent September quarter
    (excluding the SAIF charge), which is the second lowest in the past 14 quarters; and

              - ROA for the recent September quarter, which is also the second lowest in the past 14 quarters.

              Mr. Davis questions Mr. Hutchinson's apparent opposition to a stock repurchase, and concludes his letter by stating that Suburban will likely be in violation of its fiduciary duty to its shareholders if it does not utilize this clear opportunity to increase the book value of the Common Stock through the recommended stock repurchase.

         Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
    Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional

                       Page 7 of 13 Pages
    shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          D. Item 4 of the Statement is hereby further supplemented by the addition of the following information:

         "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were required. Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
    Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following Paragraphs
(a) through (e) is hereby amended and restated in its entirety to read as follows:

              "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 70,100 shares, representing 4.75% percent of the outstanding shares of Common Stock based on 1,474,932 shares of Common Stock disclosed by Suburban as outstanding on March 19, 1997. All such shares are held in the name of Mr. and Mrs. Davis.

              (b)  Subject to the matters referred to in
    paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 70,100 shares of Common Stock jointly owned by them.

         (c) A description of all transactions in the shares of Common Stock which have been effected by Mr. Davis and jointly by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference. In addition to the transactions reflected on Schedule A and subsequent to filing Amendment No. 3, Mr. and Mrs. Davis transferred 5,000 shares of Common Stock jointly owned by them to Mr. Davis."





                       Page 8 of 13 Pages

              (d) - Not applicable.

              (e) Mr. and Mrs. Davis ceased to be beneficial owners of more than 5% of the Common Stock of Suburban on March 14, 1997. Mr. and Mrs. Davis presently own 4.75% of the outstanding shares of Common Stock of Suburban."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Suburban."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibits
1 and 2 to the Statement was disclosed in the original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "1.  Joint Filing Agreement between Jerome H. Davis and
    Susan B. Davis.

         2. Letter dated August 4, 1995 from Jerome H. Davis to the Board of Directors of Suburban Bancorporation, Inc."

          B.   The information set forth below regarding Exhibit
3 to the Statement was disclosure in Amendment No. 3, and is restated herein as required pursuant to Rule 13d-2(c).

         "3.  Letter dated December 12, 1996 from Jerome H.
    Davis to Joseph F. Hutchinson, President of Suburban."











                       Page 9 of 13 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    3/20/97        Jerome H. Davis
                      Date           (Signature)

                    3/20/97        Susan B. Davis
                      Date           (Signature)








































                       Page 10 of 13 Pages

                           Schedule A
          Information with Respect to Transactions in the
          Common Stock of Suburban Bancorporation, Inc.
              by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan B. and
Jerome H. Davis:

1.  9/30/93     35,000         $10.00           Sub'n         Stock
                                                Banc-     Subscr-
                                               orpt'n    iption
                                               Inc.

2.  11/22/94      300          15.375          OTC      **<F4>

3.  11/28/94    5,000          15.625          OTC      **<F4>

4.  12/1/94     1,000          15.4375         OTC      **<F4>

5.  2/24/95     4,000          17.25           OTC      **<F4>

6.  2/24/95     3,700          17.375          OTC      **<F4>

7.  5/8/95     15,000          17.125          OTC      **<F4>

8.  5/10/95     5,000          17.50           OTC      **<F4>

9.  6/6/95      1,000          17.375          OTC      **<F4>

10.  6/9/95     5,000          17.50           OTC      **<F4>

11. 8/24/95     1,000          16.625          OTC      **<F4>

12. 8/24/95     1,000          16.44           OTC      **<F4>

13. 8/30/95     5,000          16.75           OTC      **<F4>
__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. Davis or jointly by Mr. and Mrs. Davis.
</FN

                               Page 11 of 13 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Mr. and Mrs. Davis:

14. 8/30/95     2,500         $17.00           OTC      **<F4>

Jerome H. Davis:

15. 8/30/95     1,000          17.00           OTC      **<F4>

16. 8/30/95     7,000          17.25           OTC      **<F4>

17. 10/12/95    2,000          17.00           OTC      **<F4>

18.  10/18/95   2,000          16.69           OTC      **<F4>

19.  10/24/95   1,000          16.875          OTC      **<F4>

Susan B. and
Jerome H. Davis:

20.  10/24/95  11,000          17.125          OTC      **<F4>

21. 8/27/96    (1,000)         16.25           OTC      **<F4>

22. 8/27/96    (2,000)         16.25           OTC      **<F4>

23. 9/3/96       (700)         16.50           OTC      **<F4>

24.  9/16/96   (2,000)         16.50           OTC      **<F4>

Jerome H. Davis:

25. 9/18/96    (2,000)         16.50           OTC      **<F4>

26. 11/8/96    (2,000)         15.875          OTC      **<F4>
__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. Davis or jointly by Mr. and Mrs. Davis.
</FN


                               Page 12 of 13 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan B. and
Jerome H. Davis:

27.  11/12/96  (1,000)        $15.875          OTC      **<F4>

28. 11/13/96   (7,500)         15.875          OTC      **<F4>

29. 11/15/96   (2,500)         15.25           OTC      **<F4>

30. 3/14/97    (3,700)         19.25           OTC      **<F4>

Jerome H. Davis:

31. 3/14/97    (5,000)         19.625          OTC      **<F4>

32. 3/14/97    (7,000)         19.375          OTC      **<F4>

33. 3/17/97    (2,000)         19.00           OTC      **<F4>











__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. Davis or jointly by Mr. and Mrs. Davis.
</FN

          The transactions listed in Nos. 30 through 33 of Schedule A have not been previously reported.

                        Page 13 of 13 Pages